Computershare

82-1351

RECEIVED

2004 DEC -1 A 9:58

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Flavio Moroso
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7295
Direct fax : (514) 982-7580
Flavio.moroso@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
[redacted]Zealand
es
frica
ingdom

04046462

November 16, 2004

BY COURIER

United States Security & Exchange Commission
Office of International Corporate Finance
Stop 3-9
450-5th Street N.W.
Washington, D.C.
20549, U.S.A.

SUPPL

RE: PROMATEK INDUSTRIES LTD.

Dear Sirs:

The following material has been sent by prepaid mail on November 15, 2004, to each shareholder of the Corporation:

1.	Annual Report 2004 including Audited Annual Financial Statements as at June 30, 2004	(Bilingual)
2.	Notice of an Annual Meeting of Shareholders combined with Management Proxy Circular	(English)
3.	Avis de convocation à une assemblée annuelle des actionnaires incluant la circulaire d'information	(French)
4.	Proxy	(English)
5.	Procuration	(French)
6.	Request Form - Interim Financial Statements	(Bilingual)
7.	Proxy Return Envelope - Franked and Unfranked	(Bilingual)

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Flavio Moroso

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

dlw 12/6

FM/aa

Encls.

c.c.: Mr. Mark Levine, Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kugler-kandestin.com